FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX: FR	April 4, 2014
NYSE: AG
Frankfurt: FMV

First Majestic Appoints VP of Technical Services

First Majestic Silver Corp. (“First Majestic” or the “Company”) (NYSE:AG; TSX:FR) is pleased to announce the appointment of Mr. Ramon Mendoza Reyes, P. Eng., as Vice President of Technical Services and as Qualified Person responsible for the Company’s Mineral Reserve and Resource estimates, long-term mine planning and the coordination of all work related to the preparation of the Company’s NI 43-101 Technical Reports.

First Majestic is creating the VP of Technical Services position to enhance our geological and technical teams for the future growth of the Company. The VP of Technical Services will report to the Company’s Chief Executive Officer, Keith Neumeyer based in Vancouver, Canada.

Mr. Mendoza, a registered professional engineer in British Columbia, Canada, has over 24 years of experience in the mining industry with extensive experience in various technical applications including open pit and underground mining. Prior to joining First Majestic, Mr. Mendoza was with AMEC Americas Ltd. for a period of seven years, ultimately holding the position of Principal Mining Engineer responsible for the development of front-end studies for open-pit and underground mining projects, mineral reserves estimation, scoping studies as well as operating and capital cost estimations.

“I am pleased to join First Majestic and look forward to collaborating with a very professional and talented team which has grown the Company into a robust silver producer,” Mr. Mendoza states. “I feel confident that my contributions will enhance the technical capabilities of the group and further support the continuous improvements and expansion plans of the Company.”

Mr. Mendoza holds a M.Sc. degree in Mining and Earth Systems Engineering from the Colorado School of Mines in Golden, Colorado. In addition, Mr. Mendoza is a member of the Canadian Institute of Mining, a member of the Society of Mining Engineers and a member of the Mexican Mining Engineers Association.

Keith Neumeyer, President and CEO of First Majestic states, “We are pleased to have Ramon Mendoza on board with First Majestic as VP of Technical Services. I’m optimistic this new division, under Ramon’s leadership, will help direct all technical aspects of mining, development, production and exploration in order to prepare First Majestic for its next leg of growth.”

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.